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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  FORM 11-K



(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2002

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________ to ___________


                       Commission file number: 1-16681


                    EMPLOYEES' PROFIT SHARING AND SALARY
                DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
                          (Full title of the plan)



                           THE LACLEDE GROUP, INC.
                           (Missouri corporation)
                              720 Olive Street
                         Saint Louis, Missouri 63101
                                314-342-0500
         (Name of issuer of the securities held pursuant to the plan and address of its principal executive offices)



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                      EMPLOYEE'S PROFIT SHARING AND SALARY
                 DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.



                                   Form 11-K



                               Table of Contents


                                                                       Page No.
                                                                       --------
Independent Auditors' Report                                                2

Financial Statements as of and for the years ended
         December 31, 2002 and 2001

         Statements of Net Assets Available for Benefits                    3
         Statements of Changes in Net Assets Available for Benefits         4
         Notes to Financial Statements                                      5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

  Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets Held
    for Investment Purposes at the End of Year                              9



Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Signatures                                                                 10

Exhibits                                                                   11

         Consent of Deloitte Touche LLP, Independent
           Public Accountants


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Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101-1819
Tel: (314) 342-4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT


Employee Benefits Committee of the
Employees' Profit Sharing and Salary Deferral Plan of
SM&P Utility Resources, Inc.

We have audited the accompanying statement of net assets available for benefits of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 20, 2003


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
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
---------------------------------------------------------------------------------------------

                                                            2002                      2001

ASSETS:
  Investments:
    Mutual funds                                        $10,129,566               $ 9,789,560
    Common stock                                            442,679                   408,758
    Participant loans                                       508,607                   466,052
                                                        -----------               -----------

          Total investments                              11,080,852                10,664,370
                                                        -----------               -----------

  Contributions receivable:
    Participant contributions                                50,783                    44,407
    Employer contributions                                  817,608                   691,551
    Interest on participant loans                             1,348                       870
                                                        -----------               -----------

           Total contributions receivable                   869,739                   736,828
                                                        -----------               -----------

NET ASSETS AVAILABLE FOR BENEFITS                       $11,950,591               $11,401,198
                                                        ===========               ===========


See notes to financial statements.


                                     3

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
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------------------------------------

                                                                       2002                       2001

ADDITIONS:
  Investment income (loss):
    Interest                                                       $   179,914                $   169,935
    Net depreciation in investments                                 (1,563,894)                (1,161,757)
                                                                   -----------                -----------

           Total investment loss                                    (1,383,980)                  (991,822)
                                                                   -----------                -----------

  Contributions:
    Participant                                                      2,221,870                  1,831,884
    Employer                                                           820,881                    692,207
    Other                                                               73,154                     72,174
                                                                   -----------                -----------

           Total contributions                                       3,115,905                  2,596,265
                                                                   -----------                -----------

           Total additions                                           1,731,925                  1,604,443

DEDUCTIONS--Benefits paid                                            1,182,532                  1,023,367
                                                                   -----------                -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      549,393                    581,076

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                11,401,198                 10,820,122
                                                                   -----------                -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                     $11,950,591                $11,401,198
                                                                   ===========                ===========


See notes to financial statements.


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EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      GENERAL--The following description of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established effective July 1, 1987. The Plan is a defined contribution plan which covers employees of SM&P Utility Resources, Inc. (the "Company") who are not represented by a collective bargaining agreement, provided they meet the prescribed eligibility requirements. Certain employees of the Company, act as trustees (the "Trustees") of the Plan and control and manage the operation of the Plan. American United Life Insurance Company ("AUL" or "Custodian") serves as the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PARTICIPATION OR ELIGIBILITY--All full time, employees of the Company who are not represented by a collective bargaining agreement and have attained age 20-1/2 years and completed six months of service, as defined by the Plan document, are eligible to participate.

      CONTRIBUTIONS--Under the Plan, eligible participants may elect a salary deferral of 1% to 15% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code ("IRC") limitations.

      The Company may make discretionary matching contributions from its net profits which are allocated to each eligible participant's account based upon the participant's salary deferral amount. For the years ended December 31, 2002 and 2001, the Company elected to make a matching contribution equal to 50% of each participant's salary deferral amount, up to a maximum of 6% of the participant's compensation. The Company may make additional discretionary contributions which are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts. No additional discretionary contributions were made during the 2002 and 2001 Plan years.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS--The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan.

      PARTICIPANT ACCOUNTS--In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

      INVESTMENT OPTIONS--There are thirteen investment alternatives available for the investment of contributions to the Plan. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds. The investment funds consist of mutual, bond, and equity funds offered by the Custodian. During January 2002 the Company was acquired by The Laclede Group, Inc.

                                     5

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      ("Group"). As a result of the acquisition of the Company by the
      Group, an option to acquire the stock of the Group was offered in place of the previous investment option of NiSource Inc. ("NiSource") common stock. Effective August 1, 2003 investments of NiSource stock will be liquidated and reinvested at the discretion of the participants in any of the remaining investment options. If no option is selected the proceeds from the sale of NiSource stock will default to the AUL American Money Market Fund.

      VESTING--Participants are immediately vested in their contributions and actual earnings thereon. Participants vest ratably over a five-year period in Company contributions and earnings thereon.

      FORFEITURES--Forfeitures of Company matching contributions are used to reduce future Company matching contributions. There were no forfeitures available to offset future Company contributions at December 31, 2002 and 2001. Forfeitures of $20,925 and $20,695 were utilized during the years ended December 31, 2002 and 2001, respectively, to reduce Company contributions.

      PAYMENT OF BENEFITS--Upon retirement or termination of service, participants may elect one of several benefit distribution options including, but not limited to, monthly payments or a lump-sum distribution. There were no amounts payable to such terminated participants at December 31, 2002 or 2001. Benefits are recorded when paid.

      HARDSHIP WITHDRAWALS--A participant may request withdrawals of their vested account balance if they satisfy hardship requirements established by the plan administrator in accordance with Internal Revenue Service ("IRS") guidelines.

      LOANS--Participants may borrow against their account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant's vested account balance. The repayment period may not exceed five years unless the loan is used to purchase the participant's primary residence, subject to certain restrictions. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets, and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

      The Plan invests in corporate stocks and funds that invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near

                                     6

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      term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      INVESTMENT VALUATION--All investments in investment funds and common stock are stated at fair value as reported by the Custodian and based upon quoted market prices. Participant loans are stated at cost which approximates fair value.

      ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid out of the net assets of the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                                        2002              2001

         AUL Fixed Interest Investment Fund                          $3,076,538        $2,642,990
         Fidelity (VIP) Growth Fund                                   1,342,866         1,791,576
         Fidelity (VIP II) Asset Manager Fund                           988,391         1,035,994
         SSGA S&P 500 Flagship Fund                                     968,265         1,088,707
         American Century Ultra Fund                                    975,638         1,038,966
         PBHG Growth Fund                                               569,213           691,823
         AUL American Bond Fund                                         959,244           678,178
         AUL American Money Market Fund                                 773,515           557,738


      During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                                        2002              2001

          Mutual funds                                              $(1,518,795)      $(1,053,551)
          Common stock                                                  (45,099)         (108,206)
                                                                    -----------       -----------

                                                                    $(1,563,894)      $(1,161,757)
                                                                    ===========       ===========


4.    PARTY-IN-INTEREST

      Certain of the Plan's investments are invested in shares of funds offered by the Custodian and common stock of Group. Therefore, these transactions qualify as party-in-interest transactions. Such investments as of December 31, 2002 are disclosed on the schedule of assets held for investment purposes.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA.

                                     7

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6.    TAX STATUS

      The Internal Revenue Service has issued a determination letter dated December 11, 1996, stating the Plan is qualified under applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                              DECEMBER 31,
                                                                                --------------------------------------
                                                                                    2002                      2001

         Net assets available for plan benefits per the financial
           statements                                                           $11,950,591                $11,401,198

         Amounts allocated to withdrawing participants                               (7,656)                    (8,934)
                                                                                -----------                -----------

         Net assets available for benefits per the Form 5500                    $11,942,935                $11,392,264
                                                                                ===========                ===========

         Benefit payments and withdrawals per the financial
           statements                                                           $ 1,182,532                $ 1,023,367

         Add: Amounts allocated to withdrawing participants at
           December 31, 2002 and 2001, respectively                                   7,656                      8,934

         Less: Amounts allocated to withdrawing participants at
           December 31, 2001 and 2000, respectively                                  (8,934)                    (5,415)
                                                                                -----------                -----------

         Benefit payments and withdrawals per the Form 5500                     $ 1,181,254                $ 1,026,886
                                                                                ===========                ===========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                 * * * * * *

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
EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4I--SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------

  IDENTITY OF ISSUE, BORROWER,                                                                                MARKET
     LESSOR OR SIMILAR PARTY                           DESCRIPTION OF INVESTMENT                               VALUE
Mutual Funds                                * AUL Fixed Interest Investment Fund                           $ 3,076,538
                                              Fidelity (VIP) Growth Fund                                     1,342,866
                                              SSGA S&P 500 Flagship Fund                                       968,265
                                              Fidelity (VIP II) Asset Manager Fund                             988,391
                                              American Century Ultra Fund                                      975,638
                                              PBHG Growth Fund                                                 569,213
                                            * AUL American Bond Fund                                           959,244
                                            * AUL American Money Market Fund                                   773,515
                                              Alger American Leveraged Allcap Fund                             145,298
                                              Fidelity (VIP) High Income Fund                                  122,392
                                              American Century Income & Growth Fund                            121,915
                                              American Century International Growth Fund                        86,291
                                                                                                           -----------

                                                         Total Mutual Funds                                 10,129,566
                                                                                                           -----------

Common Stock                                  NiSource Inc. Common Stock                                       345,165
                                            * Laclede Group Common Stock                                        97,514
                                                                                                           -----------

                                                         Total Common Stock                                    442,679
                                                                                                           -----------

Participant Loans                           * Various participants, rates from 5.25% to
                                                10.5%, maturities through May 2009                             508,607
                                                                                                           -----------

                                                                                                           $11,080,852
                                                                                                           ===========


* Represents a party-in-interest to the Plan.


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                                 SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            EMPLOYEES' PROFIT SHARING
                                            AND SALARY DEFERRAL PLAN
                                            OF SM&P UTILITY RESOURCES, INC.
                                            -------------------------------
                                            (Registrant)



         Date: June 27, 2003              BY /s/ James A. Muhl
              --------------                -------------------------------
                                            James A. Muhl
                                            Trustee



         Date: June 27, 2003              BY /s/ Penelope S. Conway
              --------------                -------------------------------
                                             Penelope S. Conway
                                             Trustee



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Exhibits

No.               Description

23                Consent of Independent Auditors





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